NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT, dated as of [EFFECTIVE DATE] (this "**Agreement**"), is entered into by and among DME Innovations, Inc., a California corporation (the "**Company**"), and each of the individual purchasers (collectively the "**Purchasers**" and individually a "**Purchaser**").

RECITAL

A.   On the terms and subject to the conditions set forth herein, each Purchaser is willing to purchase from the Company, and the Company is willing to sell to each Purchaser, a convertible promissory note in the form of Exhibit A.

B.   Certain other capitalized terms not defined herein shall have the meanings set forth in the form of Note (as defined below) attached hereto as Exhibit A.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

1.   The Notes.

(a)   Issuance of Notes. Subject to the terms and conditions of this Agreement, the Company agrees to issue, sell and deliver to each Purchaser, and each Purchaser severally agrees to purchase, a convertible promissory note in the form of Exhibit A attached hereto (each, a "**Note**" and, collectively, the "**Notes**") in the principal amount set forth opposite the respective Purchaser's name in the Note.

(b)   Purchase Price. The purchase price payable by each Purchaser for each Note issuable hereunder (the "**Purchase Price**") is set forth opposite the name of each Purchaser in the Note.

2.   Closing; Delivery.

(a)   Closing. The closing of the sale and purchase of the Notes under this Agreement (the "**Closing**") shall take place concurrently with the mutual execution of this Agreement.

(b)   Delivery. At the Closing, on the terms and subject to the conditions hereof, each Purchaser shall pay to the Company or its designated assignee (e.g. WeFunder), by check, wire transfer, or credit card, such Purchaser's Purchase Price, and in exchange for and upon receipt or confirmation of such payment, the Company will issue and deliver to each Purchaser a Note in the principal amount indicated on the respective Note.

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3.   Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that:

(a)   Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to carry on its business as now conducted and proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to be so qualified would have a material adverse effect on its business or properties.

(b)   Corporate Power. The Company has all requisite legal and corporate power and authority to own and operate its properties and assets, to enter into, execute and deliver this Agreement and the Notes, to issue and sell the Securities (as defined below), and to carry out the provisions of this Agreement, the Notes, and the Company's Articles of Incorporation filed with the California Secretary of State on February 29, 2016 (the "**Charter**"). This Agreement and the Notes are valid and binding obligations of the Company, enforceable in accordance with their terms, except as the same may be limited by bankruptcy, insolvency, moratorium, and other laws of general application affecting the enforcement of creditors' rights and general principles of equity.

(c)   Authorization.

(1)   All corporate and legal action on the part of the Company, its officers, directors and shareholders necessary for the execution and delivery of this Agreement and the Notes, the sale and issuance of the Notes and the performance of the Company's obligations hereunder and under the Notes, including the issuance and delivery of the Notes, have been taken. The shares of the Company's Preferred Stock (as such term is defined in the Notes) issuable upon conversion of the Notes in connection with a Conversion Financing (as such term is defined in the Notes) will be reserved for issuance upon the closing of the Conversion Financing.

(2)   The Notes, any shares of Preferred Stock issuable upon conversion or exercise of the Notes, and any shares of Common Stock issuable upon conversion of such Preferred Stock (collectively, the "**Securities**"), when issued in compliance with the provisions of this Agreement, the Notes or the terms of such Preferred Stock, will be validly issued, fully paid and nonassessable and will be free of any liens or encumbrances, provided, however, that the Securities may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein, and as may be required by future changes in such laws. The issuance of the Securities will not violate or be subject to any preemptive rights, rights of first refusal and similar rights, and the Securities will be issued in compliance with all applicable federal and state securities laws.

(d)   Capitalization; Voting Rights.

(1)   The authorized capital stock of the Company, immediately prior to the Closing, will consist of One Hundred Million (100,000,000) shares of Common Stock

(2)   The Company has reserved One Million One Hundred Eleven Thousand One Hundred Eleven (1,111,111) shares of Common Stock for issuance under the Company's 2018 Stock Plan (the "**Stock Plan**"). Options to purchase 1,111,111 shares are issued

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and outstanding under the Stock Plan and no additional shares remain reserved and available for issuance under the Stock Plan.

(3)   Other than as set forth in Section 3(d)(2) above and except for the conversion rights granted pursuant to this Agreement and the Notes, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), proxy or shareholder agreements, or agreements of any kind for the purchase or acquisition from the Company of any of its securities.

(4)   All issued and outstanding shares of the Company's Common Stock (A) have been duly authorized and validly issued and are fully paid and nonassessable, and (B) were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

(5)   When issued in compliance with the provisions of this Agreement, the Notes, and the Charter, the Securities will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances; provided, however, that such Preferred Stock and Common Stock may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein or as otherwise required by such laws at the time a transfer is proposed.

(e)   Offering. Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 4 hereof, the offer, issue, and sale of the Securities are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "**Securities Act**"), and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit, or qualification requirements of all applicable state securities laws. Neither the Company nor any agent on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Securities to any person or persons so as to bring the sale of such Securities by the Company within the registration provisions of the Securities Act or any state securities laws.

(f)   Subsidiaries. The Company does not own or control any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

(g)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company, or (b) against any consultant, officer, manager or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise reasonably be expected to have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company (a "**Material Adverse Effect**").

(h)   Intellectual Property. The Company owns or possess sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**") without any violation or infringement (or in the case of third-party patents, patent

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applications, trademarks, trademark applications, service marks or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or infringes upon any existing patent, patent application, trademark, trademark application, service mark, trade name, copyright, trade secret, license, domain name, mask work, information and proprietary right or process (collectively, "**Intellectual Property**") of any other person, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that they have violated or, by conducting their business, would violate any of the Intellectual Property of any other person.

(i)   Employee and Consultant Matters. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information. No current or former employee or consultant has excluded works or inventions from his or her assignment of inventions pursuant to such agreement. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business.

(j)   Compliance with Other Instruments. As of Closing, the Company is not in violation or default (i) of any provisions of the governing documents of the Company, (ii) of any judgment, order, writ or decree of any court or governmental entity, (iii) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party, or (iv) to its knowledge, of any provision of any governmental statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of this Agreement and the Note and the consummation of the transactions contemplated by this Agreement and the Note will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (A) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (B) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

(k)   Title to Property and Assets. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for (i) statutory liens for the payment of current taxes that are not yet delinquent and liens, (ii) encumbrances and security interests that arise in the ordinary course of business and could not reasonably be expected to have a Material Adverse Effect. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

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(l)   Contracts.   Except for this Agreement, the Note and a Consulting Agreement entered into with Ampla Holdings, LLC , there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $25,000, (ii) the license of any Intellectual Property to or from the Company other than licenses with respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (iv) indemnification by the Company with respect to infringements of proprietary rights other than standard customer or channel agreements (each, a "**Material Agreement**"). The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (A) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (B) the effect of rules of law governing the availability of equitable remedies.

(m)   Tax Returns and Payments.   There are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, country, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

(n)   Insurance.   The Company shall obtain, within thirty (30) days of the date and year first written above, insurance policies of the type and with the coverage limits that are customary and reasonable for businesses of its size in its industry.

(o)   Financial Statements.   The Company has delivered to Purchasers the unaudited financial statements of the Company as of and for the periods ended December 31, 2019 (the "Financial Statements"). The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates and for the periods indicated therein. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to December 31, 2019; or (ii) obligations under contracts and commitments incurred in the ordinary course of business, which, in all such cases, individually and in the aggregate, would not have a Material Adverse Effect.

(p)   Disclosure.   The Company has made available to the Purchasers all the information reasonably available to the Company that the Purchasers have requested for deciding whether to acquire the Securities, including certain of the Company's projections describing its proposed business plan.   No representation or warranty of the Company contained in this Agreement, and no certificate furnished or to be furnished to the Purchasers at the Closing contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

4. <u>Representations and Warranties by the Purchasers</u>. Each Purchaser represents and warrants to the Company, severally and not jointly and as to itself only, as follows:

(a) <u>Investment Intent: Authority</u>. This Agreement is made with such Purchaser in reliance upon such Purchaser's representation to the Company, evidenced by such Purchaser's execution of this Agreement, that such Purchaser is acquiring the Notes for investment for such Purchaser's own account, not as nominee or agent, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act, or applicable state securities laws. Such Purchaser has the full right, power, authority and capacity to enter into and perform this Agreement and the Agreement constitutes a valid and binding obligation of such Purchaser, except as the same may be limited by bankruptcy, insolvency, moratorium, and other laws of general application affecting the enforcement of creditors' rights and general principles of equity.

(b) <u>Securities Not Registered</u>. Such Purchaser understands and acknowledges that the offering of the Notes pursuant to this Agreement will not be registered under the Securities Act or qualified under applicable state securities laws on the grounds that the offering and sale of securities contemplated by this Agreement are exempt from registration under the Securities Act and exempt from qualification or registration under applicable state securities laws, and that the Company's reliance upon such exemptions is predicated upon such Purchaser's representations set forth in this Agreement. Such Purchaser acknowledges and understands that resale of the Securities may be restricted indefinitely unless the Securities are subsequently registered under the Securities Act and qualified under applicable state securities laws or an exemption from such registration and such qualification is available.

(c) <u>No Transfer</u>. Such Purchaser acknowledges that the Securities may be transferred or assigned by the Purchaser thereof in whole or in part, provided that (i) the Company shall have received a letter secured by the Purchaser from the Securities and Exchange Commission stating that no action will be recommended to the Commission with respect to the proposed disposition; (ii) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement; (iii) the proposed disposition is in compliance with Rule 144 of the Securities Act; or (iv) the transferor provides, at the Company's request, an opinion of counsel reasonably satisfactory to the Company that such transfer does not require registration under the Securities Act and the securities law applicable with respect to any other applicable jurisdiction. Notwithstanding the foregoing, the Securities may be transferred by a Purchaser: (A) which is a partnership to a limited, general or retired partner of such partnership; (B) which is a limited liability company to any member or former member; (C) to any affiliate, including affiliated funds; or (D) to any family member or trust for the benefit of the Purchaser if the Purchaser is an individual; provided in each case that (1) the transferee agrees in writing to be subject to the terms of this Agreement and (2) the Purchaser delivers written notice of such transfer to the Company.

(d) <u>Knowledge and Experience</u>. Such Purchaser: (i) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of such Purchaser's prospective investment in the Securities; (ii) has the ability to bear the economic risks of such Purchaser's prospective investment; (iii) has had all questions which have been asked by such Purchaser satisfactorily answered by the Company; and (iv) has not been offered the Securities by any form of advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any such media.

(e)   Not Organized to Purchase. Such Purchaser has not been organized for the purpose of purchasing the Securities.

(f)   Refusal to Transfer. The Purchaser acknowledges and agrees that the Company need not register a transfer of the Securities, and may also instruct its transfer agent not to register the transfer of the Securities, unless the transfer will satisfy the restrictions on transfer set forth in this Agreement and federal and state securities laws.

5.   Miscellaneous.

(a)   Binding Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)   Waivers and Amendments. Neither this Agreement nor the Notes, or any provision thereof, may be amended, waived, discharged or terminated orally, but only by a statement in writing. With the written consent of those holders of not less than fifty percent (50%) in principal amount of the then outstanding aggregate principal amount of the Notes, the obligations of the Company and the rights of the Purchasers under this Agreement and/or the Notes may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely), and with the same consent the Company, when authorized by resolution of its Board of Directors, may enter into a supplementary agreement for the purpose of adding any provisions to or amending in any manner or eliminating any of the provisions of this Agreement and/or the Notes. Any amendment or waiver affected in accordance with this Section 5(b) shall be binding upon the Company, each Purchaser and each transferee of a Note.

(c)   Governing Law. This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflicts of law provisions of the State of California or of any other state.

(d)   Entire Agreement. This Agreement together with the exhibits attached hereto constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

(e)   Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given upon the earlier of (i) when received, (ii) when delivered personally, (iii) one (1) business day after being delivered by

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facsimile (with receipt of appropriate confirmation), (iv) one (1) business day after being deposited with an overnight courier service or (v) four (4) days after being deposited in the U.S. mail, First Class with postage prepaid, and addressed to the parties at the addresses provided to the Company (which the Company agrees to disclose to the other parties upon request) or such other address as a party may request by notifying the other in writing.

(f) Expenses. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

(g) Validity. If any provision of this Agreement or the Notes shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(h) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(i) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one instrument.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Investment Amount: _____$[AMOUNT]_____

COMPANY:

DME Innovations, Inc

_____

Founder Signature

_____

Name: _____[FOUNDER_NAME]_____

Title: _____[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

By: _____

Investor Signature

By:_____

Name: _____[INVESTOR NAME]_____

Title: _____[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

EXHIBIT A

FORM OF CONVERTIBLE PROMISSORY NOTE

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF SUCH SECURITIES REASONABLY SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE ACT.

CONVERTIBLE PROMISSORY NOTE

$ $[AMOUNT] [EFFECTIVE DATE]

FOR VALUE RECEIVED, DME Innovations Inc., a California corporation (the "**Company**"), promises to pay to __________________ (the "**Holder**"), or its registered assigns, in lawful money of the United States of America, the principal sum of $ $[AMOUNT], or such lesser amount as shall equal the outstanding principal amount hereof, together with simple interest from the date of this Note on the unpaid principal balance at a rate equal to eight percent (8%) per annum, computed on the basis of the actual number of days elapsed and a year of 360 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, if not converted by the provisions of Section 5 below, shall be due and payable on demand at any time after the earlier of (i) July 30, 2022 (the "**Maturity Date**"), or (ii) when, upon or after the occurrence of an Event of Default (as defined below), such amounts are declared due and payable by the Holder or made automatically due and payable in accordance with the terms hereof. This Note is one of a series of Convertible Promissory Notes (collectively, the "**Notes**"), containing substantially identical terms and conditions issued pursuant to the Note Purchase Agreement dated as of July 30, 2020 (as amended, modified or supplemented, the "**Purchase Agreement**") between the Company and the Purchasers (as defined in the Purchase Agreement); the holders of the Notes issued pursuant to the Purchase Agreement are referred to herein as the "**Holders**."

The following is a statement of the rights of the Holder and the conditions to which this Note is subject, and to which the Holder, by the acceptance of this Note, agrees:

1. Definitions. As used in this Note, the following capitalized terms have the following meanings:

(a) "Change of Control" shall mean (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation); or (ii) a sale of all or substantially all of the assets of the Company, in either case, in which the stockholders of the Company immediately prior to the acquisition or sale, as the case may be, do not hold a majority of the outstanding shares

of capital stock of the surviving corporation. Notwithstanding the foregoing, a transaction shall not be deemed a Change of Control if the sole purpose of the transaction is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

(b) "Majority in Interest" shall mean more than fifty percent (50%) of the aggregate outstanding principal amount of the Notes issued pursuant to the Purchase Agreement.

(c) "Obligations" shall mean and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Company to Holder of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), now existing or hereafter arising under or pursuant to the terms of this Note and the Purchase Agreement, including all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by the Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 *et seq*.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

(d) "Person" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

(e) "Qualified Financing" shall mean an equity financing of the Company in which the Company issues shares of stock in a transaction or series of transactions and receives an aggregate of at least one million dollars ($1,000,000) in consideration of such issuance, excluding any and all notes which are converted in such financing (including this Note and the other Notes issued under the Purchase Agreement).

(f) "Transaction Documents" shall mean this Note, each of the other Notes issued under the Purchase Agreement and the Purchase Agreement.

2. Events of Default. The occurrence of any of the following shall constitute an "**Event of Default**" under this Note:

(a) Failure to Pay. The Company shall fail to pay (i) when due any principal or interest payment on the due date hereunder or (ii) any other payment required under the terms of this Note on the date due, and such payment shall not have been made within thirty (30) days following the Company's receipt of the Holder's written notice to the Company of such failure to pay;

(b) Voluntary Bankruptcy or Insolvency Proceedings. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated in full or in part, (v) become insolvent (as such term may be defined or interpreted under any applicable statute), (vi) commence a voluntary case or other

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proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vii) take any action for the purpose of effecting any of the foregoing; or

(c)   Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of its property, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered, or such proceeding shall not be dismissed or discharged within thirty (30) business days after commencement of such proceeding.

(d)   Breach of Representations or Warranties. The Company breaches any representations or warranties it makes to the Purchasers pursuant to the Purchase Agreement.

3.   Rights of Holder Upon Default. Upon the occurrence or existence of any Event of Default (other than an Event of Default described in Sections 2(b) or 2(c)) and at any time thereafter during the continuance of such Event of Default, the Holder may, with the consent of a Majority in Interest of the holders of the Notes issued under the Purchase Agreement, declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived. Upon the occurrence or existence of any Event of Default described in Sections 2(b) and 2 (c), immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default and subject to the consent of a Majority in Interest of the holders of the Notes issued under the Purchase Agreement, the Holder may exercise any other right, power or remedy granted to it by the Transaction Documents or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

4.   No Prepayment. The principal amount of this Note and the accrued interest thereon may not be prepaid without the written consent of the Holders of a majority of the outstanding principal amount of the Notes ("Majority Holders").

5.   Conversion.

(a)   Automatic Conversion on Qualified Financing. If on or before the Maturity Date the Company consummates a Qualified Financing, all of the Obligations under this Note shall be automatically converted into shares of capital stock issued in the Qualified Financing at the closing thereof, and such shares shall have the same terms and conditions as those issued to the investors in the Qualified Financing. The number of shares that shall be issued to the Holder shall be the greater of and be determined by (i) dividing the Obligations due hereunder by eighty percent (80%) of the price per share paid by the other investors in such Qualified Financing, or (ii) the quotient resulting from dividing $6,600,000.00 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g. Simple Agreements for Future Equity)) ("**Conversion Price**"). The issuance of preferred stock upon conversion of the Obligations shall be upon the terms and subject to the conditions applicable to the Qualified Financing, and the Holder will be offered the right to become a party to all stock purchase and investor rights agreements and be accorded the same rights and privileges and be subject to the same restrictions and obligations, as apply to the other parties subscribing for preferred stock in such Qualified Financing. Upon such conversion of the Obligations, the Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Financing; *provided, however,* that such transaction documents are the same documents to be entered into with all other purchasers of the preferred stock in connection with the Qualified Financing. The Holder acknowledges that the transaction documents will contain customary representations and warranties and transfer restrictions (including a 180-day lock-up agreement in connection with an initial public offering). The Holder also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the Holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) for cancellation at the closing of the Qualified Financing; *provided, however*, that upon satisfaction of the conditions set forth in this Section 5(a), this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence.

(b)   Optional Conversion following Maturity Date. If a Qualified Financing shall not have occurred on or before the Maturity Date, the Holder may elect, by written notice delivered to the Company not less than ten (10) business days prior to the date on which the Holder desires to convert this note, which date shall not be prior to the Maturity Date, to convert all or any part of the Obligations under this Note into shares of common stock of the Company at a conversion price per share equal to the fair market value to be determined in good faith by the board of directors at the time of such conversion ("**FMV**"). Before the Holder shall be entitled to convert this Note into shares of the Company's common stock pursuant to this Section 5(b), it shall surrender this Note, duly endorsed, at the principal corporate office of the Company and shall give written notice to the Company at its principal corporate office, of the election to convert the same pursuant to this Section 5(b), and shall state therein the amount of the unpaid principal and accrued interest of this Note to be converted and the name or names in which the certificate or certificates for shares of common stock are to be issued. The Company shall, as soon as practicable thereafter, provide notice to the Holder of the FMV of the converting shares. Following receipt of such notice, the Holder shall have three days in which it may elect to withdraw Holder's conversion election. Following the expiration of such three day period, if the Holder has not withdrawn its conversion election, the Company shall, as soon as practicable thereafter, issue and deliver to the Holder a certificate or certificates for the number of shares of common stock to which the Holder shall be entitled upon conversion (bearing such legends as are required by the applicable common stock purchase agreement, the Purchase Agreement, and applicable state and federal securities laws in the opinion of counsel to the Company), together with a replacement Note (if any principal amount is not converted) and any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note. The conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of this Note, and the Person

4

or Persons entitled to receive the shares of common stock upon such conversion shall be treated for all purposes as the record Holder or Holders of such shares of common stock as of such date.

(c)   Optional Conversion Upon Change of Control. If prior to the earlier of the Maturity Date or the date of a Qualified Financing, the Company intends to consummate a Change of Control transaction, the Holder may elect, by written notice delivered to the Company, (i) to convert all or any part of the Obligations under this Note immediately prior to the consummation of such Change of Control transaction into shares of common stock of the Company at a conversion price per share equal to the FMV or (ii) to accept two (2) times the unpaid principal amount of this Note plus any accrued and unpaid interest thereon as payment in full of this Note. The Company shall notify the Holder of the proposed effective date of the Change of Control and the FMV of Holder's shares at least ten (10) calendar days prior to the effectiveness thereof. As promptly as practicable after a notice of optional conversion is delivered to the Company pursuant to this Section 5(c), the Company shall take all action necessary to complete the conversion of this Note and the issuance of the common stock prior to the closing of the Change of Control.

(d)   Fractional Shares; Effect of Conversion. No fractional shares shall be issued upon conversion of this Note. Upon the conversion of all of the Obligations outstanding under this Note, in lieu of issuing any fractional shares to the Holder, the number of shares issued to the Holder shall be rounded down to the nearest whole share. Upon conversion of this Note in full, the Company shall be forever released from all its obligations and liabilities under this Note.

6.   Successors and Assigns. Subject to the restrictions on transfer described in Section 8 below, the rights and obligations of the Company and the Holder of this Note shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

7.   Waiver and Amendment. Any provision of this Note may be amended, waived or modified only in compliance with Section 5(b) of the Purchase Agreement; *provided, however* that any amendment to the principal of, and any accrued but unpaid interest due under this Note shall require the written consent of the Company and the Holder. Any amendment or waiver affected in accordance with this Section 7 shall be binding upon the Company, the Holders and each transferee of a Note.

8.   Transfer of this Note or Securities Issuable on Conversion Hereof. With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, the Holder will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of the Holder's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify the Holder that the Holder may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 8 that the opinion of counsel for the Holder, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify the Holder promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance

ACTIVE 47229998v1

with the Securities Act of 1933, as amended (the "**Securities Act**"), unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Prior to presentation of this Note for registration of transfer, the Company shall treat the Holder as the owner and registered holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

9. <u>Treatment of Note</u>. To the extent permitted by generally accepted accounting principles, the Company will treat, account and report the Note as debt and not equity for accounting purposes and with respect to any tax returns filed with federal, state or local tax authorities.

10. <u>Notices</u>. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered pursuant to Section 5(e) of the Purchase Agreement.

11. <u>No Rights as Stockholder</u>. This Note, as such, shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company. In the absence of conversion of this Note into preferred stock of the Company, no provisions of this Note, and no enumeration of the rights or privileges of the Holder, shall cause the Holder to be a stockholder of the Company for any purpose.

12. <u>Pari Passu Notes</u>. The Holder acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be *pari passu* in right of payment and in all other respects to (i) the other Notes issued pursuant to the Purchase Agreement or pursuant to the terms of such Notes and (ii) all existing indebtedness of the Company. In the event the Holder receives payments in excess of its pro rata share of the Company's payments to the holders of all of the Notes, then the Holder shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other holders upon demand by such holders.

13. <u>Usury</u>. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the unpaid principal of this Note.

14. <u>Expenses; Waivers</u>. If action is instituted to collect this Note, the Company promises to pay all costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred by Holder in connection with such action. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

15. <u>Governing Law</u>. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflicts of law provisions of the State of California or of any other state.

IN WITNESS WHEREOF, the parties have executed this agreement as of _____[EFFECTIVE DATE]_____.

Investment Amount: __$[AMOUNT]_____

COMPANY:

DME Innovations, Inc
_____

Founder Signature
_____

Name: ___[FOUNDER_NAME]_____

Title: ___[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

By: _____

By:_*Investor Signature*_____

Name: _____

Title: ___[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited